228 Hamilton Ave, 3rd Floor

Palo Alto, CA 94301

(415) 397-2880

Fax: (415) 397-2898

January 25, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Avicena Group, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed on May 11, 2007 (the “2006 Form 10-KSB”)
Form 10-QSB for Quarterly Period Ended September 30, 2007
Filed on November 19, 2007
File No. 000-5160

Dear Mr. Rosenberg:

On behalf of Avicena Group, Inc. (the “Company”), set forth below are responses to written comments received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission by letter dated December 18, 2007 (the “Comment Letter”). In addition, attached as Exhibit A hereto is disclosure (the “Proposed Disclosure”) that the Company would propose to provide going forward, beginning in its Annual Report on Form 10-KSB for the Year Ended December 31, 2007 (the “2007 Form 10-KSB”), in response to the Staff’s comments. Please note that the Proposed Disclosure assumes for the purposes of illustration that, and would therefore be appropriate for inclusion by the Company in the 2007 Form 10-KSB only if the Company’s chief executive officer and chief financial officer, in the course of their evaluation of the effectiveness of Company’s disclosure controls and procedures as of the end of 2007, identify material weaknesses comparable to the material weaknesses described in the 2006 Form 10-KSB.

For the convenience of your review, we have set forth below the comments contained in the Comment Letter (in italics) along with the Company’s response thereto immediately below.

In connection with this response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

January 25, 2008

Item 8A. Controls and Procedures, page 52

Evaluation of Disclosure Controls and Procedures, page 52

1.	You disclose that your certifying officers concluded that your disclosure controls and procedures are effective “except as discussed below.” Your conclusion appears to state that your disclosure controls and procedures are effective except to the extent they are not effective. Please revise the disclosure to delete the qualification and to provide an unqualified conclusion as to the effectiveness of your disclosure controls and procedures. You must clearly state whether or not the disclosure controls and procedures are effective.

In response to the Staff’s comment, and as illustrated in the Proposed Disclosure, beginning with the 2007 Form 10-KSB, the Company will provide disclosure that includes an unqualified conclusion as to the effectiveness of the Company’s disclosure controls and procedures.

2.	It is unclear how your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective, given the material weakness identified. Please clarify. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified material weakness, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective. Such disclosures should clearly and comprehensively describe how management reached its conclusion, including the factors that mitigated the effect of the material weakness on your disclosure controls.

Based upon the Staff’s comment, if, in the course of their evaluation of the effectiveness of Company’s disclosure controls and procedures as of the end of 2007, the Company’s chief executive officer and chief financial officer identify material weaknesses comparable to the material weaknesses described in the 2006 Form 10-KSB, the Company will provide disclosure in its 2007 Form 10-KSB comparable to the Proposed Disclosure.

3.	Alternatively, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.

The Company acknowledges the Staff’s comment.

Securities and Exchange Commission

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

January 25, 2008

Changes in Internal Controls over Financial Reporting, page 52

4.	Revise your disclosure to clearly identify the changes effected to your internal controls over financial reporting instead of stating that there have been no changes in your internal control over financial reporting “except as disclosed in the above Evaluation of Disclosure Controls and Procedures…”

In response to the Staff’s comment, and as illustrated in the Proposed Disclosure, beginning with the 2007 Form 10-KSB, the Company will provide disclosure that clearly identifies any changes in the Company’s internal control over financial reporting. Please note that, for purposes of illustration, the Proposed Disclosure identifies a change that was made as a result of the evaluation that occurred during the fiscal quarter ended December 31, 2006. The 2007 Form 10-KSB will only identify changes made as a result of the evaluation that occurred during the fiscal quarter ended December 31, 2007.

Form 10-Q for Quarterly Period Ended September 30, 2007

Item 3. Controls and Procedures, page 17

5.	Please describe the changes you implemented to address the material weakness identified by your auditor as the disclosure included in the second paragraph on page 18 does not appear to be sufficiently informative. In addition, please revise to clearly indicate if your disclosure controls and procedures were effective or ineffective.

The Company engaged an independent consulting firm specializing in Sarbanes-Oxley compliance to assist it in examining, documenting and improving its internal controls and procedures, both as a response to the material weaknesses cited by our independent registered certified public accounting firm and to enable the Company to comply with Section 404. This consulting firm commenced work during the fiscal quarter ending September 30, 2007, and has worked extensively with us since then. The firm has identified a number of areas for improvement and remediation. We are currently in the process of implementing these recommendations. We expect to complete this process during 2008.

In response to the Staff’s comment, beginning with the Company’s Quarterly Report on Form 10-QSB for the Quarter Ended March 31, 2008, the Company will provide disclosure that includes an unqualified conclusion as to the effectiveness of the Company’s disclosure controls and procedures.

Securities and Exchange Commission

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

January 25, 2008

Thank you for your consideration in this matter. We look forward to any additional comments or questions you may have regarding our responses and our proposed resolution actions. We would like to follow up with you to ensure the proposed changes satisfy your inquiry. Please do not hesitate to contact me if I can answer any further questions.

Very truly yours,

Michael J. Sullivan
Vice President of Finance and Acting Chief Financial Officer
Avicena Group, Inc.

EXHIBIT A

PROPOSED DISCLOSURE

NOTE: The Proposed Disclosure set forth below assumes for the purposes of illustration that, and would therefore be appropriate for inclusion by the Company in its 2007 Form 10-KSB only if, in the course of their evaluation of the effectiveness of Company’s disclosure controls and procedures as of the end of the fiscal year ended December 31, 2007, the Company’s chief executive officer and chief financial officer identify material weaknesses comparable to the material weaknesses described in the Registrant’s 2006 Form 10-KSB. Furthermore, note that, for purposes of illustration, the Proposed Disclosure identifies a change in internal controls that was made as a result of the evaluation that occurred during the fiscal quarter ended December 31, 2006. The 2007 Form 10-KSB will only identify changes made as a result of the evaluation that occurred during the fiscal quarter ended December 31, 2007.

Item 8A.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Company management, including our chief executive officer and chief financial officer, have evaluated our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of 2007. Based on that evaluation, our chief executive officer and chief financial officer have concluded that, due to the weaknesses described below, our disclosure controls and procedures are not effective to ensure that the information we are required to disclose in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms.

Our independent registered public accounting firm, Vitale, Caturano & Company, Ltd. (“VC”), advised us, in connection with the completion of their audit for 2007, that they had identified certain matters involving the operation of our internal controls that they consider to be material weaknesses. A “material weakness” is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

VC based its conclusion that we need to reassess our existing finance organization resource requirements and re-evaluate the design and operating effectiveness of certain controls surrounding the financial statement close process was based on (i) several adjustments that were made in the course of the audit process, some of which occurred late in the audit process, and (ii) issues relating to the timely communication of information and documentation necessary to yield proper accounting consideration and recording. Among the matters identified or addressed late in the audit process were accounting for issuances of redeemable convertible preferred stock with warrants, accounting for beneficial conversion features, accounting for loss contingencies, preparation of complete financial statements and related financial statement disclosures.

A-1

Both management and the Audit Committee have reviewed the matters identified by VC. Management believes that the material weaknesses which VC identified are attributable in significant part to the early development stage of the Company, capital constraints resulting from insufficient financing, and a lack of full-time internal and centralized accounting and finance personnel during 2007.

We are in the process of implementing changes to respond to these matters on an immediate and a longer-term basis. The immediate responsive actions being taken include obtaining additional finance resources to enable our finance staff to meet the demands of a newly public company and to document our internal controls for the Section 404 Sarbanes Oxley compliance which have been required since December 31, 2007.

Changes in Internal Controls over Financial Reporting

In connection with the evaluation required by paragraph (d) of Rule 13a-15 or 15d-15 promulgated under the Exchange Act that occurred during the quarter ended December 31, 2006, the Company made a change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, such internal control. The Company requested that Mr. Sullivan assume a full-time role as the Vice President of Finance in response to the growing complexity of the Company’s financial and accounting requirements and the material weaknesses cited by our independent registered public accounting firm. Mr. Sullivan assumed that role on May 1, 2007. Management is aware that there is a lack of segregation of duties at our company due to the small number of employees dealing with general administrative and financial matters. At this time, management believes that, given the individuals involved and the control procedures in place, the risks associated with such lack of segregation are insignificant, and that the potential benefits of adding additional employees to segregate duties more clearly would not justify the associated added expense. Management will continue to evaluate this segregation of duties. In addition, management is aware that many of our currently existing internal controls are undocumented. Our management will be working to document such internal controls over the coming year.

A-2